                              June 12, 2009

Via EDGAR and Fax

Daniel Morris
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Norfolk Southern Corporation Registration Statement
on Form S-4 (File No. 333-158238)

Dear Mr. Morris:

We are writing on behalf of Norfolk Southern Corporation, a Virginia corporation (the "Company"), in response to the letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated May 26, 2009 (the "Comment Letter") relating to Amendment No. 1 to the subject Registration Statement on Form S-4 (the "Form S-4") and the prospectus forming a part thereof (the "Prospectus").  The Company has considered your comments and authorized us to make on its behalf the response and changes to the Form S-4 described below.  These changes are reflected in Amendment No. 2 to the Form S-4 filed today on EDGAR ("Amendment No. 2") that has been marked to show the Company's responses to your comments.

Set forth below are the Company's responses to the comments raised in the Comment Letter.  For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Summary of the Exchange Offer -- Expiration Date: Tenders, page 2

1.
Your revisions in response to prior comment 6 appear to suggest that the exchange offer will expire at 11:59 p.m. on the twentieth business day.  Rule 14d-1(g)(3), however, defines a business day as running from 12:01 AM to 12:00 midnight

Eastern Time.  Please update the filing to disclose that the exchange offer will run through 12:00 midnight Eastern time on the twentieth business day of the offering period.  Make corresponding revisions to the Letter of Transmittal, as appropriate.

Response:        In response to the Staff's comment, the Company has revised the Prospectus and the Letter of Transmittal to disclose that the exchange offer will be open through midnight on the twentieth business day of the offering period.

Summary of the Exchange Offer -- Conditions to the Exchange Offer, page 3

2.
In your response to prior comment 8, you state that you have revised the Form S-4 to "eliminate the discretionary conditions."  This statement appears inconsistent with your disclosure in the filing.  For example, refer to the second sentence under this subsection, the second sentence of the first full paragraph on page 12 and the first full paragraph on page 13.  Please reconcile this disclosure with your supplemental response to prior comment 8.  If there are no conditions subject to waiver, please delete all statements reserving such right.

Response:        In response to the Staff's comment, the Company has revised pages 3 and 11 of the Prospectus to eliminate statements that appear inconsistent with the elimination of the discretionary conditions to the consummation of the exchange offer.

3.
In addition, please note that prior comment 8 addresses any material change in the offer, including, but not limited to, waiver of a material condition.  Therefore, your response, which focuses on the elimination of discretionary conditions, is not fully responsive to our prior comment.  Please revise to disclose that in the event of a material change, including a waiver of a material condition (if any such conditions are in fact waivable), you will extend the offering period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:        In response to the Staff's comment, the Company has revised pages 2, 3 and 9 of the Prospectus to clarify that in the event of a material change, the Company will extend the offering period if necessary so that at least five business days remain in the offering period following notice of the material change.

Summary of the Exchange Offer -- Consequences of not exchanging original notes, page 5

4.	We note your response to prior comment 2 and reissue. Please revise the registration statement to provide the requested disclosure.

Response:        In response to the Staff's comment, as indicated on the cover page of the Prospectus, the terms of the exchange notes are substantially identical to the terms of the original notes in all material respects, except that the exchange notes are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original notes do not apply to the exchange notes.  The Company has revised pages 6 and 21 of the Prospectus to conform the language in the ranking provisions to the language in the Registration Rights Agreement.

The Exchange Offer -- Terms of the Exchange Offer, page 10

5.
We note your response to prior comment 11.  Please include a brief discussion of your response in the above-captioned section of the prospectus.  In addition, please disclose other circumstances, if any, for which you would contemplate extending the offer.

Response: In response to the Staff's comment, the Company has revised page 9 of the Prospectus to disclose the circumstances in which it may extend the offer.

6.	Similarly, we note your supplemental response to prior comment 12. Please revise to disclose that the right to delay acceptance will only apply if there has been an extension of the exchange offer.

Response: In response to the Staff's comment, the Company has revised page 9 of the Prospectus to disclose that it may only delay acceptance in the event of an extension of the exchange offer.

7.	We note your response to prior comment 14 and reissue. Please include a statement that there are no dissenters' rights. Refer to Item 3(j) of Form S-4.

Response: In response to the Staff's comment, the Company has revised page 9 of the Prospectus to disclose that there are no dissenters' rights of appraisal.

The Exchange Offer -- Procedures for Tendering, page 11

8.
Refer to the second paragraph on page 12 regarding waiver of conditions.  You appear to contemplate two categories of conditions related to this transaction.  Those categories are (i) conditions to the exchange offer and (ii) conditions or procedures related to the valid tender of notes by holders (i.e., terms of the offer).  Please clarify whether the second and third sentences in the paragraph refer to waiver of conditions to the exchange offer or conditions to the tender of individual notes by holders.  We note that if you are indeed describing your right to waive conditions to the exchange offer in your discretion such disclosure is inconsistent with your responses to prior comments 8, 15 and 16 and should be removed from the registration statement.  Revise throughout the filing to clarify the distinctions between conditions to the exchange offer and conditions to the tender of notes as well as your ability to waive either type of condition and under what circumstances you would treat holders differently.  In addition, please note that all conditions to the exchange offer should be disclosed in the "The Exchange Offer -- Conditions to the Exchange Offer" section to avoid ambiguity.

Response:        In response to the Staff's comment, the Company has revised the referenced paragraph such that it only relates to conditions with respect to valid tenders pursuant to the terms of the offer as noted in clause (ii) of the Staff's comment.

Description of Notes -- Optional Redemption, page 22

9.	We note your response to prior comment 21. Please amend this Form S-4 or your Form 8-K dated January 20, 2009 to file the correct form of exchange security as an exhibit.

Response: In response to the Staff's comment, the Company has filed the revised form of exchange security as Exhibit 4.4 to Amendment No. 2.

Description of Notes -- Covenants, page 24

10.
In the first full paragraph on page 25 you note that neither the company nor its principal subsidiaries will leverage any stock or indebtedness to secure any obligation of the company, except for the exchange notes.  This disclosure differs from the description in the indenture in which you provide the same covenant allowing leverage to secure both the original and exchange notes.  Please reconcile your disclosure in the prospectus with the indenture.

Response: In response to the Staff's comment, the Company has revised the disclosure on page 25 of the Prospectus to conform to the covenant in the indenture.

Description of Notes -- Concerning the Trustee, page 32

11.
We note your response to prior comment 25.  Please identify the title and amount of the securities outstanding under the other indenture for which U.S. Bank Trust National Association acts as trustee.  In addition, please disclose the rank of the notes as compared with the securities issued under the other indenture.  Please also make appropriate revisions to the Form T-1 as required by Item 4, to the extent applicable.

Response:        In response to the Staff's comment, the Company has revised the disclosure on pages 32 and 33 of the Prospectus to identify the title and amount of the securities outstanding under the other indenture for which U.S. Bank Trust National Association acts as trustee and the rank of the notes as compared with the securities issued under the other indenture.  The Trustee has revised Item 3-15 of the form T-1 to indicate that there are multiple indentures.  The Company does not believe Item 4 is applicable since the Company is not in default under any of its indentures and Instruction B of the General Instructions to Form T-1 indicates that Item 4 is not applicable unless the Company is in default.

12.	Please add a brief discussion of section 4.10 of the indenture regarding your annual certification of compliance to the trustee.

Response: In response to the Staff's comment, the Company has included a brief discussion of section 4.10 of the indenture on page 32 of the Prospectus.

Letter of Transmittal

13.
We note your response to comment 27.  The transmittal letter, however, does not appear to have been filed with this amended Form S-4.  Please file the updated transmittal letter with your next amendment.

Response: In response to the Staff's comment, the Company has filed the updated transmittal letter with Amendment No. 2.

14.	In conjunction with comments 2 and 8 above, please revise instruction 6 to the letter of transmittal to specify which conditions are subject to waiver by the company.

Response: In response to the Staff's comment, the Company has deleted instruction 6 from the transmittal letter since no conditions to the exchange offer are subject to waiver by the Company.

Exhibit 5.1

15.	Please revise the second-to-last sentence of the fifth paragraph to clarify that reference to "such parties" excludes the Company.

Response: Exhibit 5.1 has been revised in accordance with the Staff's request.

16.
We note your definition of "Opined Law." Please revise to clarify that you are opining as to the laws of the Commonwealth of Virginia, including applicable provisions of the Virginia constitution and reported judicial interpretations interpreting these laws.

Response:        In response to the Staff's comment, the definition of "Opined Law" has been revised to clarify that it includes constitutional provisions to the extent applicable and reported judicial interpretations interpreting Opined Law.

17.
Refer to subsection (b) of paragraphs #1 and #2.  Please tell us why you are unable to express an opinion as to Section 6.12 of the Indenture and describe the impact, if any, of subsection (b) on the opinions expressed in those paragraphs.  Alternatively, please delete subsection (b).

Response:        Section 6.12 of the Indenture sets forth an agreement of the Company not to take advantage of any stay or extension law.  The enforcement of such provisions in the context of bankruptcy proceedings is questionable, however, and since the Company's obligations under the Indenture are expressly limited to lawful actions and Exhibit 5.1 otherwise contains a qualification in subsection (a) pertaining to bankruptcy and similar laws, the Company has deleted subsection (b) from Exhibit 5.1.

Exhibit 5.2

18.	We note your definition of "Opined Law". Please revise to clarify that you are opining as to the laws of the State of New York, including applicable provisions of the New York constitution and reported judicial interpretations interpreting these laws.

Response:        In response to the Staff's comment, the definition of "Opined on Law" in Exhibit 5.2  has been revised to clarify that it includes constitutional provisions to the extent applicable and reported judicial interpretations interpreting Opined Law.

19.
Refer to the seventh paragraph of the opinion.  We note the first parenthetical which refers to "all necessary post-effective amendments" to the registration statement.  Please revise to clarify that your opinion will be valid as of the date of effectiveness.

Response: Exhibit 5.2 has been revised in accordance with the Staff's request.

20.
Refer to the seventh paragraph of the opinion.  Please revise the second parenthetical to clarify that the exchange notes will be in the form provided as an exhibit to this registration statement or your amended 8-K.  Refer to comment 9 above.

Response: Exhibit 5.2 has been revised in accordance with the Staff's request.

Schedule 14A

21.
We note your responses to prior comments 28, 29, 30 and 31.  We re-issue these comments.  In each case, you have stated that you will "appropriately address the Staffs comment[s] in future filings." Please specifically confirm that you will comply with each prior comment's individual requirements in future filings.

Response: In response to the Staff's comment, the Company hereby specifically confirms that it will comply with each prior comment's individual requirements in future filings.

Supplemental Letter

22.	We note that your supplemental letter appears to be missing the following representation:

"The issuer represents that, with respect to any broker dealer that participates in the Exchange Offer with respect to Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Securities."

Please revise accordingly.  SEC No-Action, Shearman & Sterling  (available July 2, 1993.)

Response: The Company has revised the supplemental letter in accordance with the Staff's request.

23.
We note item (e) contained in your supplemental letter.  In the introductory clause, you state that you will include in the prospectus provisions (i) and (ii) as set forth under item (e).  Please revise the introductory clause to state that you "will include in the transmittal letter (or similar documentation) to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:." SEC No-Action, Shearman & Sterling (available July 2, 1993.)

Response: The Company has revised the supplemental letter in accordance with the Staff's request.

**********

We believe that the above responses adequately respond to the concerns raised in your comment letter.  Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3574.

Sincerely yours,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:           David Shelton, Norfolk Southern Corporation